November 21, 2006


By facsimile to (626) 839-9118 and U.S. Mail


Mr. Kang Yi Hua
Chief Executive Officer and President
Ever-Glory International Group, Inc.
17870 Castleton Street, #335
City of Industry, CA 91748

Re:	Ever-Glory International Group, Inc.
	Revised Preliminary Information Statement on Schedule 14C
	Filed November 6, 2006
	Quarterly Report on Form 10-QSB for the quarterly period ended
September 30, 2006
	Filed November 14, 2006
	File No. 0-28806

Dear Mr. Kang:

	We reviewed the filings and have the comments below.

PreR14C

General

1. Please update the financial statements, pro forma financial information, and other corresponding financial information included to comply with Item 310(g) of Regulation S-B.

Additional Information, page 36

2. Also incorporate by reference your Form 10-QSB filed for the quarter ended September 30, 2006.


Appendix E

Pro Forma Financial Information, page 1

3. Please clarify the description of your consolidated condensed pro forma statements of income to state, if true, that the pro forma adjustments assume that the transaction was consummated at January 1,
2005.  Refer to Rule 11-02(b)(6) of Regulation S-X.

4. Your discussion in the second paragraph indicates that you are continuing to use the purchase method of accounting pursuant to SFAS
141. Please revise your discussion to be consistent with your description of adjustment 1. Please also clarify that the $600,000 cash payment ultimately is a cash distribution to your majority shareholder.

5. Please use each entity`s name as the column headings instead of using A and B

6. Please discuss the minimum and maximum number of shares that could be issued in the transaction and the corresponding impact that a change in the number of shares would have on the pro forma financial statements. Please also discuss how the number of shares to be issued is computed.
Pro Forma Balance Sheets, page 2

7. Please present your historical and pro forma shares authorized, issued and outstanding for each class of stock on the face of your pro forma balance sheet.

Pro Forma Statement of Operations, page 3

8. Please also provide a pro forma statement of operations for the year ended December 31, 2004. Refer to Rule 11-02(c)(2)(ii) of
Regulation S-X.

10-QSB

Exhibit 10.1

9. Refer to prior comment 11.  We note that you filed only
"Appendix:
Boundary Drawings of the Leased Land" referenced in article 3 of chapter two of the exhibit. As requested previously, please refile the exhibit in its entirety.


Closing

	File a revised Pre14C and an amendment to the September 30,
2006
10-QSB in response to the comments. To expedite our review, you may wish to provide us three marked courtesy copies of the filings. Include with the filings any supplemental information requested and a cover letter tagged as correspondence that keys the response to the comments. If you think that compliance with the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the revised Pre14C and the amended 10-QSB, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the filings reviewed by us to ensure that they have provided all information investors require for an informed decision.
Since Ever-Glory and its management are in possession of all facts relating to the disclosure in the filing, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      When responding to our comments, provide a written statement from Ever-Glory in which Ever-Glory acknowledges that:

* Ever-Glory is responsible for the adequacy and accuracy of the disclosure in the filing.

* Our comments or changes to disclosures in response to our comments do not foreclose the Commission from taking any action on the filing.

* Ever-Glory may not assert our comments as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that Ever-Glory provides us in our review of the filing or in response to our comments on the filing.

	You may direct questions on accounting comments to Nudrat S. Salik, Staff Accountant, at (202) 551-3692 or Rufus G. Decker III, Accounting Branch Chief, at (202) 551-3769. You

may direct questions on comments and disclosure issues to Edward
M.
Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3767.

Very truly yours,





Jennifer R. Hardy
					    Legal Branch Chief








Mr. Kang Yi Hua
November 21, 2006
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE